ALLIED GOLD LIMITED

23 December 2009

Companies Announcement Office
Australian Securities Exchange Limited

ALLIED GOLD LIMITED SUBSIDIARY COMMENCES DAMAGES CLAIM AGAINST INTERMET ENGINEERS (PTY) LTD AND MR GARRY THOMAS

Allied Gold Limited advises that its wholly owned subsidiary Simberi Gold Company Ltd ("SGC") has commenced legal recovery action against Intermet Engineers (Pty) Ltd ("Intermet") and Mr Garry Thomas, a former director of Intermet, in respect to breaches of a contract entered into between Simberi and Intermet whereby Intermet were contracted to design, procure and manage the construction of gold processing and related facilities for the Simberi Oxide Gold Project located on Simberi Island in Papua New Guinea.

The agreement contained a number of express terms relevant to specific performance of the agreement and the successful delivery of the throughput pursuant to the design and specifications of the plant.

Simberi claims that Intermet is in breach of the express and implied terms of the contract and Intermet and Mr Garry Thomas have engaged in false, misleading and deceptive conduct.

By reason of the breaches of the express and implied terms of the agreement, Simberi has suffered loss and damage and accordingly has now lodged a claim in The Supreme Court of Western Australia for damages which is estimated to be not less than AUD$12 million in total as well as damages for contraventions of the Trade Practices Act, Fair Trading Act, interest and costs.

Yours faithfully

Mark Caruso

Mark Caruso
Executive Chairman